October 28, 2013

VIA EDGAR

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4720

Re:	American Century Quantitative Equity Funds, Inc. (the “Registrant”) (File Nos. 33-19589; 811-05447)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on September 24, 2013, regarding Post-Effective Amendment No. 64, filed on July 31, 2013, to the Registrant’s registration statement for the Emerging Markets Value Fund (the “Fund”). As we discussed, this filing should have reflected effectiveness pursuant to Rule 485(a)(2) with an effective date and time of 8:30 a.m. Central time on October 31, 2013. In addition, for your convenience, we restated each of your comments prior to our responses.

1.	Comment: Note in a footnote to the Shareholder Fees table that certain redemptions of A Class shares may be subject to a contingent deferred sales charge.

Response: We added the footnote as we discussed.

2.	Comment: Explain the difference in the unified management fee for Institutional Class shares.

Response: As noted in the “Fees and Expenses” table of the prospectus, the unified management fee for the Fund is 1.52% for the Investor, A, C and R Classes and 1.32% for the Institutional Class. The “Multiple Class Information” section on page 25 of the prospectus explains the difference in the Institutional Class’s unified management fee as follows:

The fund offers multiple classes of shares. The classes have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class. The Institutional Class is made available to institutional shareholders or through financial intermediaries whose clients do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. As a result, the advisor is able to charge this class a lower unified management fee. Different fees and expenses will affect performance.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto

October 28, 2013

3.	Comment: Disclose any ability to recoup the waived management fees.

Response: There is no ability to recoup the waived management fees, so we did not add any disclosure.

4.	Comment: Confirm that the fund’s fee waiver is reflected in the fee example provided.

Response: Confirmed. The figures in the fee example reflect the fee waiver shown in the Annual Fund Operating Expenses table.

5.	Comment: In the Principal Investment Strategies section, describe additional stock selection characteristics used.

Response: No other characteristics are currently used, so we simplified the strategy description accordingly.

6.	Comment: Describe any investment policy or stock selection restrictions with respect to market capitalization and any corresponding material risk factors, as appropriate.

Response: The fund does not currently have any market capitalization restrictions, so we amended the description to reflect this. In addition, we added a small- and mid-cap risk description where appropriate.

7.	Comment: Disclose in the Item 4 description of principal investment strategies that net assets, plus any borrowings, will be invested in emerging market securities, as applicable.

Response: We amended the description accordingly. Because the fund has a general policy against borrowing, however, we did not add that portion of the disclosure.

Ms. Karen Rossotto

October 28, 2013

8.	Comment: Consider adding a portfolio turnover risk based on the fund’s expected annual turnover.

Response: Based on the expected turnover of this fund, we did not add any additional risk description.

9.	Comment: Provide the website address for information about the policies and procedures with respect to the disclosure of the fund’s portfolio securities if such information is made available online.

Response: We provide that information in the SAI, but not online. Therefore, we did not include any additional information.

10.	Comment: Confirm that this fund is not engaging in swap agreements.

Response: Confirmed. The SAI discussion of these agreements only applies to another fund in this issuer.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at dan_richardson@americancentury.com or 816-340-4916.

Sincerely,

/s/ Daniel K. Richardson
Daniel K. Richardson
Assistant Secretary